Exhibit 99.12

Mercer Park Brand Acquisition Corp. Files Final Prospectus and Management
Information Circular for Proposed Qualifying Transaction with Glass House
Group

Confirms Date of Shareholders Meeting to Vote on the Qualifying Transaction

TORONTO, May 7, 2021 -- Mercer Park Brand Acquisition Corp. (NEO: BRND.A.U; OTCQX: MRCQF; “BRND” or the “Company”), a Special Purpose Acquisition Company (SPAC) which has entered into a definitive agreement to merge (the “Glass House Group Transaction”) with GH Group, Inc. (“GH Group”), California’s leading fully-integrated cannabis business, is updating the status of its proposed merger with GH Group.

Prospectus and Circular

BRND has filed a final non-offering prospectus (the “Prospectus”) with the Canadian securities authorities and a management information circular (the “Circular”) in respect of the upcoming meeting of the Company’s shareholders to approve the Glass House Group Transaction. The Prospectus and the Circular can be found under the Company’s profile at www.sedar.com.

As previously announced, the Company and GH Group announced a business combination to create the largest cannabis brand-building platform in California, the world’s largest cannabis market.

GH Group will support its existing and future portfolio of brands with unmatched capacity and distribution in the state. The combined company has planned expansions to reach 6 million ft2 of cultivation in state- of-the-art greenhouses, representing by far the largest capacity of any cannabis operator in California and an anticipated retail footprint of 21 operational dispensaries by Q1 2022, more than double the next largest retail operator in the state.

Further details of the proposed combination can be found in the Prospectus, the Circular, on the Company’s website at mercerparkbrand.com and in the press release issued by the Company on April 8, 2021.

Shareholders Meeting

The Company confirms that it plans to hold a shareholder meeting on June 2, 2021 to approve the Glass House Group Transaction. It is anticipated that the Glass House Group Transaction will close shortly thereafter. The expected closing date will be announced around the time of the meeting.

Investors who have redeemed their class A shares in conjunction with the extension have the right to withdraw their redemption prior to May 12, 2021 at 7:00 PM (Toronto time). There will be an additional opportunity to redeem class A restricted voting shares for cash before the closing of the Glass House Group Transaction by depositing their shares into the qualifying transaction redemption process, with an expected deposit deadline of June 2, 2021.

The Company encourages shareholders to remain fully invested through the closing of the Glass House Group Transaction.

About Mercer Park Brand Acquisition Corp.

BRND is a special purpose acquisition corporation launched in May 2019 to create the leading branded cannabis company in the U.S. For more information about BRND, please visit the BRND website at www.mercerparkbrand.com.

About GH Group, Inc.

GH Group is a rapidly growing, vertically integrated, California-focused organization that strives every day to realize its vision of excellence: compelling cannabis brands, produced sustainably, for the benefit of all. Led by a team of expert operators, proven businesspeople, and passionate plant lovers, it is dedicated to delivering rich cannabis experiences with respect for people, for the environment, and for the community, and an abiding commitment to justice, social equity, and sustainability.

Risk Factors

This investment opportunity involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in the Prospectus. If any of the risks and uncertainties described thereunder actually occur, alone or together with additional risks and uncertainties not currently known to BRND or GH Group, or that they currently do not deem material, BRND’s and GH Group’s business, financial condition, results of operations and prospects may be materially adversely affected. There can be no assurance that the Glass House Group Transaction will be completed, or, if it is, that the resulting company will be successful.

Additional Information About the Proposed Business Combination and Where to Find It

BRND and GH Group urge investors, shareholders and other interested persons to read the documents (including the Prospectus and Circular) filed with Canadian securities regulatory authorities in connection with the Glass House Group Transaction, as these materials contain important information about BRND, GH Group, the resulting company and the Glass House Group Transaction.

Company Contact:

Megan Kulick

T: (646) 977-7914

Email: IR BRND@mercerparklp.com

Investor Relations Contact:

Cody Cree or Jackie Keshner

Gateway Investor Relations

T: (949) 574-3860

Email: BRND@GatewayIR.com